UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 9, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: November 9, 2018	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

Press Release Montrouge, France, November 9, 2018

DBV Technologies to Present Data Further Supporting the Use of Epicutaneous Immunotherapy for the Treatment of Peanut Allergy at the 2018 ACAAI Meeting

Three abstracts on Viaskin Peanut accepted for oral presentation

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that additional analyses from clinical trials of Viaskin Peanut will be presented at the 2018 American College of Allergy, Asthma, and Immunology (ACAAI) in Seattle, Washington, November 15-19, 2018.

Oral Presentations:

“Increased Reactivity Threshold in Peanut-allergic Subjects Treated With 12 Months of Epicutaneous Viaskin Peanut” will be presented by Dr. Carla M. Davis, Texas Children’s Hospital and Baylor College of Medicine, Houston, TX.

•	Oral Abstracts Session 2B: Food Allergy

•	A303

•	Sunday, November 18 / 3:45 – 4:00 PM PT

“Quantitative Risk Reduction Through Epicutaneous Immunotherapy (EPIT): Results from the PEPITES Phase III Trial” will be presented by Dr. Benjamin C. Remington, TNO Ziest, The Netherlands.

•	Oral Abstracts Session 2B: Food Allergy

•	A302

•	Sunday, November 18 / 3:30 – 3:45 PM PT

“Serum Biomarkers of Immunomodulation During Peanut Epicutaneous Immunotherapy (EPIT) in Peanut-allergic Subjects” will be presented by Dr. Matthew Greenhawt, Children’s Hospital Colorado, University of Colorado School of Medicine, Aurora, CO.

•	Oral Abstracts Session 4A: Clinical Immunology, Immunodeficiency

•	A305

•	Monday, November 19 / 11:15 – 11:30 AM PT

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com